

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

05003139

February 8, 2005

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2005

Re: JPMorgan Chase & Co.
Incoming letter dated January 7, 2005

Dear Mr. Horan:

This is in response to your letter dated January 7, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by Adelaide Gomer. We also have received a letter on the proponent's behalf dated January 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

116816 3



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 7, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: As You Sow Foundation, as representative for Adelaide Gomer

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by As You Sow Foundation, on behalf of Adelaide Gomer (the "Proponent"), by letter dated December 21, 2004 (the "Proposal"), received on December 24, 2004. The Proposal is attached hereto as Exhibit A.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f) because the Proposal was received by the Company after the December 22, 2004 deadline for receipt by the Company of stockholder proposals to be presented at its 2005 Annual Meeting of Stockholders.

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with

JPMorgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal was received by the Company after the deadline provided in Rule 14a-8(e)(2) and therefore the Company may exclude the Proposal from its Proxy Materials.

Under Rule 14-a-8(e)(2), a shareholder proposal being submitted for a company's annual meeting must be received at the company's principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting;" provided that a different deadline applies "if the company did not hold an annual meeting in the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

Rule 14a-8(e)(1) states that a shareholder's proposal for a company's annual meeting must be submitted by the deadline found in the company's prior year proxy statement. Further, Rule 14a-8(e)(1) provides that shareholder proposals should be submitted by methods that permit the shareholder to prove the date of delivery. Rule 14a-8(f)(1) permits a company to exclude from its proxy materials any shareholder proposal submitted after the deadline for submitting shareholder proposals.

The proxy statement for the Company's 2004 Annual Meeting of Stockholders that was held on May 25, 2004, was dated April 19, 2004, and was first mailed to stockholders on April 21, 2004. As stated above, the Company's next Annual Meeting of Stockholders is scheduled for May 17, 2005, a date that is within 30 days of the date on which the 2004 Annual Meeting of Stockholders was held. Because the Company held an annual meeting for its stockholders in 2004 and because the 2005 Annual Meeting of Stockholders is scheduled for a date that is within 30 days of the date of the Company's 2004 Annual Meeting, under Rule 14a-8(e)(2) all stockholder proposals were required to be received by the Company not less than 120 calendar days before the date the company's proxy statement for its 2004 Annual Meeting of Stockholders was released to stockholders. Pursuant to Rule 14a-5(e), this deadline of December 22, 2004 was disclosed in the Company's proxy statement for its 2004 Annual Meeting of Stockholders under the caption "Stockholder Proposals", which states that "proposals which stockholders seek to have included in the proxy statement for the next Annual Meeting of Stockholders of JPMorgan Chase must be received by the Secretary of JPMorgan Chase not later than December 22, 2004."

The Proposal was received by the Company after the December 22, 2004 deadline established under the terms of Rule 14a-8. As shown on a copy of DHL's delivery and receipt records furnished to the Company by the Proponent, DHL picked up the Proposal from the Proponent on December 21, 2004 for next day delivery, but the Proposal was not delivered to the Company by DHL until December 24, 2004. According to a letter dated December 31, 2004 from DHL to the Proponent furnished to the Company, delivery of the proposal to the Company was delayed because of a winter storm. A copy of DHL's receipt and delivery records and DHL's December 31 letter, as furnished to the Company by the Proponent, are attached to this letter as Exhibit B. The Company was open for business on December 22, 2004 and could have received the Proposal by other means (e.g., fax or e-mail) had the Proponent chosen such other means.

The Staff has strictly enforced the deadline for submission of shareholder proposals and has consistently held that proposals received after the Rule 14a-8(e)(2) deadline may be omitted from a company's proxy materials. The Staff has applied this position even when the proposal is received one day after the required date. See, e.g., American Express Company (December 21, 2004); Viacom Inc. (March 10, 2003); and Thomas Industries Inc. (January 15, 2003). Because actual receipt is required under Rule 14a-8(e), the reason why a proposal is received after the required date is not relevant. The onus is on the shareholder to make sure the proposal is received by the company by the required date. In Thomas Industries Inc. (January 14, 2003) the shareholder in question had mailed the proposal one day before the deadline for next day delivery, but the company did not actually receive the proposal until the day after the deadline. The company in question in that letter noted that it was open for businesses on the required date and could have received the proposal in question by other means had the shareholder chosen such other means.

Under Rule 14a-8(f), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the Company's properly determined deadline). As noted above, the Proponent's submission was not timely for inclusion in the Proxy Materials. Accordingly, under Rule 14a-8(f), the Company was not required to notify the Proponent of such deficiency because it could not be remedied.

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: As You Sow Foundation, as representative for Adelaide Gomer
Adelaide Gomer
Jeremiah Thomas, Esq.

Exhibit A

AS YOU SOW FOUNDATION PROPOSAL

Attached hereto as separate PDF attachment

EXHIBIT A

As You Sow

Tel: (415) 391-3212
A Foundation Planting Seeds for Social Change
Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

Dec. 21, 2004

RECEIVED BY THE OFFICE OF THE SECRETARY

DEC 27 2004

RECEIVED
DEC 24 2004
W.B. Harrison

William B. Harrison, Jr.
CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

To: Tony Horan

Dear Mr. Harrison:

As You Sow Foundation is a non-profit organization whose mission is to promote corporate social responsibility. We represent Adelaide Gomer, a shareholder of J.P. Morgan Chase stock.

We are concerned about the lack of policies to deal with the challenges posed by climate change. We appreciate the fact that the company has appointed a Director of Environmental Affairs and a board-level policy committee to oversee environmental affairs. However, the urgency of the climate change issue and more advanced commitments by banking competitors in this area have prompted our interest in seeing the company move more expeditiously to address this issue.

As You Sow is a member of the Interfaith Center on Corporate Responsibility (ICCR) and the Coalition for Environmentally Responsible Economies (CERES), a group of socially concerned shareholders who are conducting dialogues on climate change issues at many publicly traded companies, including those in the banking sector.

I am submitting the enclosed shareholder proposal for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Also attached is a client authorization letter and proof of ownership letter. A representative of the filer will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please contact me if you have questions or would like to discuss this matter further.

Sincerely,

Conrad B MacKerron

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

Attachments



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CLIMATE CHANGE -- JP MORGAN CHASE & CO.

Whereas:

Global climate change threatens to affect companies across a wide variety of industries. Reports from respected scientific bodies such as the Intergovernmental Panel on Climate Change and the National Academy of Science confirm that climate change is real and will cause a variety of profound changes in the earth's climate if not arrested.

Regulatory responses to climate change have been adopted, and more are likely. The Kyoto Protocol, which recently came into force, requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. U.S. states including California have proposed emissions-reduction initiatives. These regulatory measures present both challenges and opportunities for regulated entities and the users of their products and services.

Companies with significant income from investments in companies or fees derived from investments in companies that are themselves affected by climate change could see a reduction in income from those investments.

JP Morgan Chase was the top financer of the US oil and gas industry in 2002, lending $18 billion and accounting for 33% of the market (*Oil and Gas Investor*). JPMorgan Partners and other private equity groups recently acquired the oil, gas, and petrochemical business of ABB Ltd. More than half of all greenhouse gas emissions in the U.S. are from oil and gas combustion. Industry leaders such as Royal Dutch/Shell, BP, and ConocoPhillips are taking actions to reduce exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing greenhouse gas emissions, engaging in emissions trading, and investing in renewable energy.

Our company is also a lender of choice to the logging sector, including MeadWestvaco, Weyerhaeuser, and International Paper. Forests are central both to global warming problem and its solution. Forests act as carbon sinks, or giant reservoirs of carbon. Deforestation releases vast amounts of carbon into the atmosphere. Twenty percent of global carbon emissions come from deforestation. Slowing deforestation would dramatically reduce carbon emissions.

Competitors Citigroup and Bank of America have developed policies designed to curb greenhouse gas emissions and deforestation of endangered forest areas. Both companies have agreed to report on greenhouse gas emissions from their power sector, energy or utilities project finance portfolios, and to identify investments in renewable energy focusing on greenhouse gases and energy efficiency. Both companies have agreed not to finance commercial logging operations in primary tropical moist forests and to carefully evaluate environmental impact before providing financing to projects in critical natural habitats and endangered forest areas.

RESOLVED: That stockholders request that the Board of Directors report to shareholders by October 2005 on the effect on the company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) changes in the physical environment. The report should be prepared at reasonable cost and omit proprietary information.

Dec. 17, 2004

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. MacKerron:

I authorize As You Sow to file a shareholder resolution on my behalf at J.P. Morgan Chase requesting the company to report to shareholders on the effect on the company's business strategy of the challenges created by global climate change

I give As You Sow full authority to deal, on my behalf, with any and all aspects of this shareholder resolution. I understand my name may appear on the corporation's proxy statement as a filer of the aforementioned resolution.

I am the beneficial owner of J.P. Morgan Chase stock that I have held for more than one year. I intend to hold the aforementioned stock through the date of the company's annual meeting in 2005.

Sincerely,

Adelaide Gomer



PHILANTHROPIC & SOCIAL INVESTMENT CONSULTING

Suite 2200, 345 California Street, San Francisco, CA 94104-2606
Tel: 415 984-3648 | 800 295-1445
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

Dec. 21, 2004

To Whom It May Concern:

This letter is to confirm that Adelaide Gomer is the beneficial owner of 6,694 shares of J.P. Morgan Chase & Co. The shares are held in street name at Piper Jaffray.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held for at least one year.

Sincerely,

Catherine Chen
Investment Management Consultant

Exhibit B

DHL RECEIPT and LETTER

Attached hereto as separate PDF attachment

EXHIBIT B


DHL
EXPRESS

December 31, 2004

As You Sow Foundation
311 California Street
San Francisco, CA 94104

Re: Air bill # 2388964373

Dear Conrad Mackerron,

On behalf of DHL, I apologize for the delay on the above referenced shipment.

According to our records this shipment was tendered to DHL on Tuesday, December 21, 2004 with an expected delivery date of Wednesday, December 22, 2004. This package was delayed due to a severe winter storm that hampered the operations at our National Hubs in Ohio. This package was delivered on Friday, December 24, 2004. Time was 10:46 to M. Jefferson.

Again, I apologize for the inconvenience this has caused. If we can be of further assistance, please do not hesitate to call DHL Customer Service at 1-800-225-5345.

Sincerely,

Teresa Ritter
Lead Customer Service
DHL

5701 West Albatros
Boise, ID 83705

Phone: +1 208 914-2949
Fax: +1 208 362-3126
www.dhl.com

EXHIBIT B



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Tracking Number: **2388964373**

Shipment Summary:

Current Status:	Shipment delivered.
Delivered on:	12/24/04 10:46 am
Delivered to:	Mail Room
Signed for by:	M JEFEERSON

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Shipment History:

DATE	TIME	ACTIVITY AND COMMENTS	LOCATION
12/24/04	10:46 am	Shipment delivered.	Uptown East, NY
	9:22 am	Arrived at DHL facility.	Uptown East, NY
12/21/04	5:46 pm	Picked Up by DHL.	Shipper's Door

Shipper:

AS YOU SOW FOUNDATION
San Francisco, CA 94104
United States

Receiver:

JP MORGAN CHASE CO
New York, NY 10017
United States

Shipment Detail:

Service:	Next Day AM	Ship Type:	Letter Express
Special:	Next Day 10:30	Description:	
Weight:	1	Shipper's Reference:	
Pieces:	1		

bac



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As You Sow
A Foundation Planting Seeds for Social Change
Tel: (415) 391-3212 Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

January 27, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to JP Morgan Chase

Via fax

Dear Sir/Madam:

As You Sow filed a resolution with JP Morgan Chase relating to climate change on behalf of beneficial shareholder Adelaide Gomer. I am responding to a Jan. 7, 2005 letter sent to the SEC by Anthony Horan, Corporate Secretary, JP Morgan Chase, stating that it intends to omit the resolution from its proxy because it arrived after the deadline date.

I respectfully submit that we utilized the only means for filing that the Company made publicly available in its 2004 proxy statement. We filed the resolution before the stated deadline utilizing an overnight delivery service that has performed faithfully the filing of many similar resolutions.

Mr. Horan states previous instances in which SEC has allowed filings that arrived late to be omitted regardless of the reason. Acts of God such as a snowstorm should be given consideration as an allowable exception. Thousands of other documents (and people) on those planes also did not reach their destination on the evening of Dec. 21, 2004. Are all the time-sensitive contracts and agreements contained in those documents null and void because of the weather? What if I had been on that airplane en route to a meeting with the Company? Would the company have said, "You had one chance to meet with us. But you're grounded in Ohio due to bad weather. There is no second chance."

It is myopic and a dangerous erosion of shareholders' rights to allow a resolution to be routinely omitted if it arrives after the deadline without any regard as to the reason.





The Company has seized upon a technicality to seek to deprive its shareholders the ability to publicly voice their opinions on the important issue of climate change (which ironically is linked to increasingly severe weather events).

The proponents did their best based on the information made available by the Company and filed before the deadline in good faith using a service that routinely guarantees overnight delivery. Mr. Horan's letter states that the Company "could have received the proposal by other means (e.g. fax or email) had the proponents chosen such other means." The Company did not make available to its shareholders in its proxy statement, annual report or website any information regarding the ability to file by fax or email. To state this opportunity after the fact is disingenuous.

In conclusion, I request the Staff to inform the Company that Staff denies the Company's no action request. I would appreciate your telephoning the undersigned with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

cc:
Anthony Horan
Adelaide Gomer



A Foundation Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date	**1-27-05**
To/Fax	**Heather Maples, Esq.** **Office of the Chief Counsel** **Division of Corporation Finance** **SEC**
From	**Conrad MacKerron**

Total pages being transmitted, including cover page 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 7, 2005

The proposal relates to climate change.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(e)(2) because JPMorgan Chase received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel